UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                         SEC FILE NUMBER 0-20760
                                                        CUSIP NUMBER 397637 10 9

(Check One):

[X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form N-SAR

For Period Ended: December 31, 2002

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:  Not applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Greka Energy Corporation.
                         -------------------------------------------------------

Former Name if Applicable: Not Applicable
                           -----------------------------------------------------
Address of Principal Executive Office (Street and Number):

     630 Fifth Avenue, Suite 1501
     New York, NY 10111


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company announced its 2002 year end results today. Pursuant to the restructuring of the Company's business as first announced on March 4, 2002 to focus on the Company's vertical integration of its California operations to enhance profitability and cash flow stability, the Company accomplished certain acquisitions, divestitures, and debt restructuring. The qualitative review by the Company's independent auditors of the resulting effect on the Company's financial statements at December 31, 2002 from these transactions is not yet complete.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Roger V. Davidson, Esq.
     Ballard, Spahr, Andrews & Ingersoll, LLP
     (303) 299-7307

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates that a significant change in results of operations from the corresponding period for the last fiscal year may be reflected by the statement of operations to be included in the Registrant's Form 10-K filed for the period ended December 31, 2002, as announced today. The qualitative review by the Company's independent auditors of the resulting fiscal impact from acquisitions, divestitures and debt restructuring pursuant to restructuring the Company's business as initially announced on March 4, 2002 is pending.


                            Greka Energy Corporation
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2003                        By: /s/ Randeep S. Grewal
                                            ------------------------------------
                                             Randeep S. Grewal
                                             Chairman, Chief Executive Officer

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